SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 4)

Guaranty Bancorp
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

40075T607
(CUSIP Number)

W. Kirk Wycoff Patriot Financial Partners, L.P. Cira Centre 2929 Arch Street, 27th Floor Philadelphia, Pennsylvania 19104 (215) 399-4650
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d‑7(b) for other parties to whom copies are to be sent.

CUSIP No. 40075T607	13D/A	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,019,416
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,019,416
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,019,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.12%*
14	TYPE OF REPORTING PERSON PN

*This calculation is based on 28,349,107 shares of Common Stock of the Company outstanding as of November 7, 2016, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

CUSIP No. 40075T607	13D/A	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 348,851
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 348,851
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,851
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.23%*
14	TYPE OF REPORTING PERSON PN

*This calculation is based on 28,349,107 shares of Common Stock of the Company outstanding as of November 7, 2016, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

CUSIP No. 40075T607	13D/A	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,371,370
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,371,370
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,371,370
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.36%*
14	TYPE OF REPORTING PERSON PN

*This calculation is based on 28,349,107 shares of Common Stock of the Company outstanding as of November 7, 2016, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

CUSIP No. 40075T607	13D/A	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,371,370
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,371,370
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,371,370
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.36%*
14	TYPE OF REPORTING PERSON CO
*This calculation is based on 28,349,107 shares of Common Stock of the Company outstanding as of November 7, 2016, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

CUSIP No. 40075T607	13D/A	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,374,473
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,374,473
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.38%*
14	TYPE OF REPORTING PERSON IN
*This calculation is based on 28,349,107 shares of Common Stock of the Company outstanding as of November 7, 2016, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

CUSIP No. 40075T607	13D/A	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,374,473
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,374,473
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.38%*
14	TYPE OF REPORTING PERSON IN
*This calculation is based on 28,349,107 shares of Common Stock of the Company outstanding as of November 7, 2016, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

CUSIP No. 40075T607	13D/A	Page 8 of 11 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,374,473
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,374,473
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.38%*
14	TYPE OF REPORTING PERSON IN
*This calculation is based on 28,349,107 shares of Common Stock of the Company outstanding as of November 7, 2016, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

CUSIP No. 40075T607	13D/A	Page 9 of 11 Pages

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on May 15, 2009, as amended, relating to the common stock, par value $0.001 per share (the "Common Stock"), of Guaranty Bancorp, a Delaware corporation (the "Company" or the "Issuer"), whose principal executive offices are located at 1331 Seventeenth Street, Suite 300, Denver, Colorado 80202.

This Amendment No. 4 is being filed to report the transaction described in Item 4.  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D, as amended, remain unchanged.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by the following:

On November 21, 2016, Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P. (collectively the "Funds") sold 1,000,000 shares of Common Stock at a weighted average price per share of $20.75.  Patriot Financial Partners, L.P. sold 852,698 shares of Common Stock and Patriot Financial Partners Parallel, L.P. sold 147,302 shares of Common Stock. The sales were completed through open market, broker-assisted transactions.

Other than as described in this Item 4, none of the Reporting Persons have any present plans or proposals that that relate to or would result in any of the events set forth in Items 4(a) through 4(j) of Schedule 13D.  However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of Schedule 13D are hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by the following:

The percentages used in this Amendment are based upon 28,349,107 outstanding shares of Common Stock as of November 7, 2016, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

(a) - (b) Patriot Financial Partners L.P. possesses shared voting and dispositive power and beneficially owns 2,019,416 shares, or 7.12% of the outstanding Common Stock.

Patriot Financial Partners Parallel L.P. possesses shared voting and dispositive power and beneficially owns 348,851 shares, or 1.23% of the outstanding Common Stock.

Patriot Financial Manager L.P., a limited partnership controlled by Messrs. Wycoff, Lubert and Lynch, owns 3,103 shares of Common Stock. In addition, because (i) Messrs. Wycoff, Lubert and Lynch serve as general partners of the Patriot Funds and Patriot GP and as members of Patriot LLC, (ii) Patriot LLC serves as general partner of Patriot GP and (iii) Patriot GP serves as general partner of the Funds, each of Messrs Wycoff, Lubert and Lynch, Patriot LLC and Patriot GP may be deemed to possess shared voting and dispositive power over 2,374,473 shares of Common Stock, or 8.38%, of the outstanding Common Stock.

CUSIP No. 40075T607	13D/A	Page 10 of 11 Pages

(c)  The Funds have completed the following open market, broker-assisted transactions with respect to the Common Stock during the last 60 days: (i) 20,000 shares of Common Stock sold on September 1, 2016 at a weighted average price of $18.1908 per share; (ii) 37,627 shares of Common Stock sold on September 2, 2016 at a weighted average price of $18.0095 per share; (iii) 26,378 shares of Common Stock sold on September 6, 2016 at a weighted average price of $18.0197 per share; (iv) 9,228 shares of Common Stock sold on September 7, 2016 at a weighted average  price of $18.0044 per share; (v) 6,003 shares of Common Stock sold on September 8, 2016 at a weighted average price of $18.0071 per share; (vi) 400 shares of Common Stock sold on September 9, 2016 at a weighted average price of $18.0000 per share; (vii) 2,262 shares of Common Stock sold on September 12, 2016 at a weighted average price of $18.0000 per share; (viii) 51,910 shares of Common Stock sold on November 14, 2016 at a weighted average price of $20.6598 per share; (ix) 31,467 shares of Common Stock sold on November 15, 2016 at a weighted average price of $20.1383 per share; (x) 11,666 shares of Common Stock sold on November 16, 2016 at a weighted average price of $20.0054 per share; (xi) 4,957 shares of Common Stock sold on November 17, 2016 at a weighted average price of $20.0309 per share; and (xii) 1,000,000 shares of Common Stock sold on November 21, 2016 at a weighted average price of $20.75 per share.

(d)       Not applicable.

(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits

1	Joint Filer Statement*
2	Investment Agreement**
3	Amendment No. 1 to Investment Agreement***
4	Amendment No. 2 to Investment Agreement****
5	Amendment No. 3 to Investment Agreement*****
6	Series A Convertible Preferred Stock Transaction Agreement******
_____________
* Previously filed.
** Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on May 12, 2009 (Commission File No. 000-51556.)
***             Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on August 11, 2009 (Commission Filed No. 000-51556.)
****           Incorporated by reference to Exhibit 10.3 of the Annual Report on Form 10-K for the year ended December 31, 2009 filed by Guaranty Bancorp with the SEC on February 12, 2010 (Commission File No. 000-51556.)

***** Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on October 3, 2011 (Commission File No. 000-51556).
****** Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on August 11, 2011 (Commission Filed No. 000-51556.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 28, 2016

PATRIOT FINANCIAL PARTNERS, L.P.

	By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS GP, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS GP, LLC

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member

/s/ W. Kirk Wycoff
W. Kirk Wycoff

/s/ Ira M. Lubert
Ira M. Lubert

/s/ James J. Lynch
James J. Lynch